

March 18, 2015

Via E-mail
Douglas A. Cifu
Chief Executive Officer
Virtu Financial, Inc.
645 Madison Avenue
New York, NY 10022

> **Re:** **Virtu Financial, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 20, 2015**
> **File No. 333-194473**

Dear Mr. Cifu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2014 letter.

Prospectus Summary, page 1

Overview, page 1

1. You state in the last paragraph on page 2 that Adjusted Net Income was approximately $225.7 million for the year ended December 31, 2014. Please reconcile this statement to the disclosure on page 22, which states that Adjusted Net Income was approximately $226.5 million for the respective period ended.

Corporate History and Organizational Structure, page 7

2. Please revise the statement on page 8 that Temasek acquired direct or indirect interests in Virtu Financial to clarify that you acquired direct and indirect interests in Virtu Financial

and the indirect interests are a result of their acquisition of an interest in an affiliate of Silver Lake Partners.

The Reorganization Transactions, page 8

3.   We note that you may reduce the amount of the net proceeds you contribute to Virtu Financial in exchange for Virtu Financial Units, based on the amount of expenses you pay in this offering that are not reimbursed by Virtu Financial.   Please clarify whether you expect that the Founder Post-IPO Member, the Silver Lake Post-IPO Members, Virtu Employee Holdco, Management Members and other Virtu Post-IPO Members and you will be contributing equally for their Virtu Financial Units on a per unit basis. Additionally, identify the factors that you will consider in deciding whether to reduce the contribution and quantify the amount of expenses you expect to pay in connection with the offering, net of expected reimbursement.

4.   Please describe Virtu Financial LLC's plans to use the proceeds it receives from your contribution for your Virtu Financial Units.

5.   Please clarify whether the organization chart on page 11 reflects your intended use of proceeds described on page 10, including your plans to repurchase shares of Class A from Silver Lake Post-IPO shareholders, shares of Class C, Class D and Virtu Financial Units, etc.

The Offering, page 14

6.   On pages 14 and 15, you state that the number of Class A, C and D shares outstanding will be _____ shares if the underwriters exercise their option to purchase additional shares. Please revise the descriptions of your offering throughout the registration statement to clarify that the underwriters will have the option to purchase Class C and D shares or explain how the underwriters exercising their overallotment option will result in an increase in Class C and D shares outstanding. Additionally, all other holders of Class C and D shares also hold corresponding Virtu Financial Units. How will the exercise of the overallotment option impact the number of Virtu Financial Units outstanding?

Risk Factors, page 25

"Failure to establish and maintain effective internal control over financial reporting…", page 45

7.   We note that a material weakness related to your ability to prepare accurate financial statements, resulting from a lack of reconciliations, a lack of detailed review and insufficient resources and level of technical accounting expertise within the accounting function, was identified for the year ended December 31, 2013. Given that no material weakness was identified for the year ended December 31, 2014, please expand your

discussion of the specific steps you have taken and put into place to resolve the material weakness identified in the prior year.

Effect of the Reorganization Transactions in this Offering, page 57

8.   Please revise the organizational chart on page 5 to indicate where Temasek appears in the chart.

9.   We note that Investor Post-IPO Stockholders and Investors in this offering have a % economic interest in Virtu Financial LLC. Is this interest by virtue of Virtu Financial, Inc.'s interest in Virtu Financial LLC? If accurate, please clarify that this interest in Virtu Financial LLC only results in dividends if Virtu Financial declares dividends to Virtu Financial Inc. and Virtu Financial Inc. declares dividends. Additionally, clarify whether these shareholders will receive their pro rata share of Virtu Financial LLC dividends based on their percentage ownership of the Class A shares.

Unaudited Pro Forma Financial Information, page 69

Notes to Unaudited Pro Forma Financial Information, page 73

10.   We have read and considered your response to prior comment two. Please also expand the footnote to pro forma adjustment (a) to state, if true, that non-controlling interest will increase for the amortization of the unvested pre-IPO Class B interest.

Management's Discussion and Analysis Of Financial Condition and Results Of Operations, page 78

Liquidity and Capital Resources, page 91

11.   Please revise your filing to provide a discussion of the material terms of the Tax Receivable Agreement and discuss how this agreement will impact your liquidity when the conversion is complete. Include a discussion of the timing of payments under the agreement and the types of things that would trigger a cash payout.

Executive Compensation, page 123

12.   Please revise the description of Mr. Palaparthi's employment agreement to explain the term "deemed indirect capital contribution."

Virtu Financial LLC

Notes to Financial Statements

Note 13 – Temasek Transaction, page F-39

13.   We note your disclosure that Temasek purchased 1,614,322 Class A-2 capital interests with a carrying value of approximately $6.9 million for approximately $23.0 million directly from a member of management who held Class A-2 interests in Virtu Financial, and that the excess of the transaction price over the carrying value was recorded as an addition to the Class A-2 interests and a deduction to accumulated deficit. Please tell us the accounting guidance you relied upon to support your accounting for this transaction.

        You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

                                                Sincerely,

                                                /s/ Suzanne Hayes
                                                Suzanne Hayes
                                                Assistant Director